Exhibit 99.1

Lentuo to Open Fifth FAW-VW Dealership, First in Wealthy Jiangsu Province

BEIJING, June 12, 2014 — Lentuo International Inc. (NYSE: LAS) (“Lentuo” or “the Company”), a leading non-state-owned automobile retailer headquartered in Beijing, today announced that it is acquiring a new FAW-VW dealership in Xuzhou, Jiangsu Province.

This transaction represents another prudent step in Lentuo’s strategy to diversify its business away from Beijing and it further deepens the Company’s strategic partnership with FAW-VW. This will be the first Lentuo dealership in the province which had the highest provincial GDP per capita in China in 2013. Located in Xuzhou, an economically prosperous transportation and manufacturing hub with a population of approximately 8.6 million, the Xuzhou Dealership will offer the full suite of Lentuo value-added after sales services, including vehicle financing, auto insurance, car leasing, auto accessories, spare parts as well as a pre-owned car business. It will cover an area of 8,000 square meters which includes a 1,500 square meter showroom. The 2,200 square meter repair and maintenance service center has 30 separate workstations that are able to service up to 150 vehicles per day.

The final purchase price will be determined once the expert valuation work has been completed by a third-party evaluation company. The transaction, which has been approved by the board of directors of the Company, is expected to close during the third quarter of 2014.

“This acquisition achieves three important objectives for us. First, it positions us in one of the wealthiest provinces of the nation. Second, it helps us grow our business outside Beijing where sales of new cars continue to be limited. And third, it further expands our strategic partnership with FAW-VW” commented Mr. Hetong Guo, Founder and Chairman of Lentuo. “With this addition, we now operate five FAW-VW dealerships including our FAW-VW flagship store in Beijing which is the largest of its kind in China. We have come a long way since we began selling FAW-VW cars in 1997 and are committed to deepen this partnership even further in the years to come. Sitting at the heart of a major manufacturing and transportation hub, Xuzhou is an ideal location with its growing middle-class, fragmented market and rapid economic growth. Expanding into new geographies strengthens our brand and allows us to leverage the synergies between our different business units across China.”

About Lentuo International Inc.

Lentuo is a leading non-state-owned automobile retailer headquartered in Beijing. Lentuo operates 12 franchise dealerships, 10 automobile showrooms, one automobile repair shop and one car leasing company.

Website: http://lentuo.investorroom.com/

SafeHarbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For more information, please contact:

Ms. Jiangyu Luo
CFO
Lentuo International Inc.
Telephone +86 139 1029 1120

Email: luojiangyu@lentuo.net

Christensen

Mr. Christian Arnell
Telephone +86 10 5900 1548 in Beijing
Email: carnell@christensenir.com

Ms. Linda Bergkamp
Phone:  +1-480-614-3004 (U.S.A.)
Email: lbergkamp@christensenir.com